Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES ADDITIONAL UPDATES TO
ANNUAL GENERAL MEETING PROPOSAL

Tel Aviv, Israel, August 8, 2014, Elbit Imaging Ltd. (“EI” or “Company”) (NASDAQ GSM: EMITF) announced today further to the Company's announcements dated August 5, 2014 and August 7, 2014, additional updates regarding a proposal on the agenda of its annual general meeting of shareholders scheduled to be held on August 14, 2014 (the "Meeting").

Proposal No. 4 – Compensation Policy for Officers and Directors

With respect to the Company's proposed Compensation Policy for Directors and Officers, the Company has undertaken to Entropy Financial Research Ltd. ("Entropy"), an Israeli shareholder advisory firm, as follows:

The Company intends to engage no more than two office holders under the compensation terms detailed in the Compensation Policy for the positions of Chairman of the Board of Directors, CEO and General Manager.

The Company further intends to reevaluate the compensation terms for its office holders in approximately a year’s time and its Compensation Committee shall perform an evaluation of such compensation terms on an annual basis.

The Company has further undertaken to Entropy, that it will discuss the appointment and compensation terms of a full time CEO, once it receives the recommendations of a special committee formed for the purpose of locating suitable candidates, within one year, as the position of Acting CEO (to the extent approved by the shareholders of the Company) is due to expire during such period.  The terms of the full time CEO, once elected, will be subject to the approval of the Company's General Meeting.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the failure of our shareholders to approve the proposals at the Meeting and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
ron@elbitimaging.com
Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054